Exhibit 1.

NUR MACROPRINTERS LTD.

Notice of Annual
Meeting of Shareholders
and Proxy Statement

Wednesday, October 27, 2004
at 10:00 a.m. Israel Time
12 Abba Hillel Silver Street
Lod, Northern Industrial Park
Israel

NUR MACROPRINTERS LTD.
12 Abba Hillel Silver Street
Lod, Northern Industrial Park,
Israel

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS To be held on October 27, 2004 10:00 a.m.

        To Our Shareholders:

        The Annual Meeting of Shareholders of NUR Macroprinters Ltd. (the “Company”) will be held at the offices of the Company at 12 Abba Hillel Silver Street, Lod, Northern Industrial Park, Israel on October 27, 2004, at 10:00 a.m., Israel time, and thereafter as it may be adjourned from time to time (the “annual meeting”), for the following purpose:

1.     To ratify the selection of Kost Forer Gabbay & Kassierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ended December 31, 2004, which selection was made by the Audit Committee of the Board of Directors;

2.     To elect three members of the Board of Directors to hold office until the next annual meeting of Shareholders and until their respective successors are duly elected and qualified;

3.     To approve the renewal and continuation of liability insurance coverage for the Company’s officers and directors;

4.     To approve an amendment of the Company’s Amended and Restated Articles of Association, which amendment will add provisions permitting the Board of Directors to exempt in advance officers from breaches of their duty of care towards the Company;

5.     To approve an amendment to the Company’s 2000 Stock Option Plan to increase by 500,000 the number of ordinary shares of the Company, NIS 1.0 par value (the “ordinary shares”), authorized for issuance under the 2000 Stock Option Plan, from 2,497,590 ordinary shares to 2,997,590 ordinary shares; and

6.     To act upon any other matters that may properly come before the annual meeting or any adjournment or adjournments thereof.

        Details regarding the business to be conducted at the annual meeting are more fully described in the accompanying Proxy Statement.

        The Board of Directors of the Company has fixed the close of business on September 20, 2004, as the date, (the “Record Date”) for determining the holders of record of ordinary shares entitled to notice of and to vote at the annual meeting. Only shareholders of record at the close of business on the Record Date are entitled to notice of, and to vote at, the annual meeting or any adjournments.

        The Company expects to mail the Proxy Statement, the accompanying form of proxy, the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, attached as Exhibit A, and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2003, also attached as part of Exhibit A, to shareholders of record (as determined above) on or about September 29, 2004. The Company’s annual report does not form a part of the proxy solicitation materials.

        You are cordially invited to attend the annual meeting. Whether or not you plan to be present at the annual meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Board of Directors of the Company and to mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Amended and Restated Articles of Association of the Company, your proxy must be received by 10:00 a.m., Israel time, on October 25, 2004, to be counted for the annual meeting. If you attend the annual meeting, you may revoke your proxy and vote your shares in person. If you are present at the annual meeting and desire to vote in person, you may revoke your appointment of proxy at the annual meeting so that you may vote your shares personally.

By Order of the Board of Directors, /S/ Dan Purjes —————————————— Dan Purjes Chairman of the Board

NUR MACROPRINTERS LTD.
12 Abba Hillel Silver Street
Lod, Northern Industrial Park,
Israel

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS To be held on October 27, 2004 10:00 a.m.

        The 2004 Annual Meeting of Shareholders of NUR Macroprinters Ltd. will be held on Wednesday, October 27, 2004 at the offices of the Company, located at 12 Abba Hillel Silver Street, Lod, Northern Industrial Park, Israel, at 10:00 a.m., Israel time (the “annual meeting”). The enclosed form of proxy is solicited by our Board of Directors for use at the annual meeting and at any adjournments of the annual meeting.

        Our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2003, are being mailed to shareholders with the mailing of these proxy materials on or about September 29, 2004. The Annual Report and the Company’s Consolidated Financial Statements do not form a part of the proxy solicitation materials

        As used in this proxy statement, the terms “NUR,” the “Company,” and “we” each refers to NUR Macroprinters Ltd. and includes its subsidiaries, unless the context otherwise requires.

INFORMATION ABOUT THE MEETING

Q:	Why am I receiving these materials?

A.	The Company, at the direction of NUR’s Board of Directors (the “Board”), is providing these proxy materials to the holders of ordinary shares, NIS 1.0 nominal value (the “ordinary shares”) in anticipation of NUR’s annual shareholders’ meeting, which will take place on October 27, 2004.

Q.	What information is contained in these materials?

A.	—	A description of the proposals to be voted on at the annual meeting; and
—	A description of voting process related to the annual meeting.

        Also enclosed are

—	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2003 (which do not constitute a part of the proxy solicitation materials);
—	A description of our 2000 Stock Option Plan;
—	The Charter of our Audit Committee; and

—	a proxy card with a return, pre-paid and addressed envelope.

Q.	What am I being asked to vote on?

A.	You are being asked to vote on:

—	PROPOSAL 1 To ratify the selection of Kost Forer Gabbay & Kassierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ended December 31, 2004, which selection was made by the Audit Committee of the Board of Directors;

—	PROPOSAL 2 To elect three members of the Board of Directors to hold office until the next Annual Meeting of Shareholders and until their respective successors are duly elected and qualified;

—	PROPOSAL 3 To approve the renewal and continuation of liability insurance coverage for the Company’s officers and directors;

—	PROPOSAL 4 To approve an amendment of the Company’s Amended and Restated Articles of Association, which amendment will add provisions permitting the Board of Directors to exempt in advance office holders from breach of their duty of care towards the Company; and

—	PROPOSAL 5 To approve an amendment to the Company’s 2000 Stock Option Plan to increase by 500,000 the number of ordinary shares, authorized under the 2000 Stock Option Plan, from 2,497,590 ordinary shares to 2,997,590 ordinary shares.

Q:	How does NUR’s Board of Directors recommend that I vote?

A:	NUR's Board recommends that you vote your shares:

—	“FOR” the ratification of the Audit Committee’s appointment of Kost Forer Gabbay & Kassierer as our independent auditors for 2004 and until the next Annual Meeting of Shareholders;

—	"FOR" each of the nominees to the Board;

—	"FOR" the renewal and continuation of the Company's directors and officers liability insurance;

—	"FOR" the amendment of our Amended and Restated Articles of Association; and

—	“FOR” the adoption of the resolution to increase the number of ordinary shares reserved for issuance under the 2000 Stock Option Plan by additional 500,000 ordinary shares.

Q:	Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on September 20, 2004, are entitled to notice of and to vote at the annual meeting. We refer to this date as the “Record Date.” As of the Record Date, the Company had 25,932,013 ordinary shares outstanding. Each ordinary share is entitled to one vote.

Joint holders of ordinary shares should take note that, pursuant to Article 27.6 of the Company’s Amended and Restated Articles of Association, the right to vote at the annual meeting shall be conferred exclusively upon the senior among the joint owners attending the annual meeting, in person or by proxy, and for this purpose, seniority shall be determined by the order in which the names stand in the Company’s register of members.

Q:	Is cumulative voting permitted?

A:	No. The Company's Amended and Restated Articles of Association do not provide for cumulative voting for the election of the Directors or for any other purpose. Each ordinary share is entitled to one vote on each matter to be voted on at the annual meeting.

HOW TO VOTE YOUR SHARES

Q:	How can I vote my shares?

A:	You may vote by one of the following two ways:

—	Mail. You may vote by mail by signing the enclosed proxy card and mailing it in the enclosed, prepaid and addressed envelope.

—	In person at the annual meeting. Written ballots will be passed out to anyone who is eligible and wants to vote at the annual meeting. If you hold your shares in “street name” (i.e., through a broker, bank or other nominee), you must request a legal proxy from your broker or other nominee before the annual meeting to vote at the annual meeting. See “What is the difference between holding shares as a stockholder of record and as a beneficial owner?"

Q:	How are my votes cast when I sign and return a proxy card?

A:	When you sign the proxy card, you appoint David Amir, our Chief Executive Officer, and David Seligman, our Chief Financial Officer, as your representatives at the annual meeting. One of Messrs. Amir and Seligman will vote your shares at the annual meeting as you have instructed them on the proxy card.

A form of proxy for use at the annual meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked, one of Messrs. Amir and Seligman will vote the ordinary shares represented thereby at the annual meeting in accordance with the instructions of the shareholder indicated thereon. In accordance with the Company’s Amended and Restated Articles of Association, your proxy must be received by the Company by 10:00 a.m., Israel time, on October 25, 2004 to be counted for the annual meeting. The Company knows of no other matters to be submitted at the annual meeting other than as specified in the Notice of Annual Meeting of Shareholders included with this Proxy Statement. If any other business is properly brought before the annual meeting, however, it is the intention of the person(s) named as proxies to vote in respect thereof in accordance with their best judgment.

Even if you plan to attend the annual meeting, it is a good idea to complete, sign and return your proxy card in advance of the annual meeting in case your plans change. This way, your shares will be voted whether or not you actually attend the annual meeting.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Many NUR shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to NUR or to vote in person at the annual meeting. NUR has enclosed a proxy card and a pre-paid and addressed envelope for you to use.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares. The shares held by a stock brokerage account or by a bank or other nominee are said to be held in street name. If your shares are held in street name, these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker on how to vote your shares for the annual meeting. You are also invited to attend the annual meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the annual meeting, unless you obtain a signed proxy from the record holder (i.e., your broker, bank or other nominee) giving you the right to vote the shares. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares.

Q:	How can I vote my shares without attending the annual meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct your vote without attending the annual meeting by completing and mailing your proxy card or voting instruction card in the enclosed prepaid and addressed envelope. Please refer to the enclosed materials for details.

Q:	How can I vote my shares in person at the annual meeting?

A:	Shares held directly in your name as the shareholder of record may be voted in person at our annual meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the annual meeting, NUR recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend our annual meeting.

Shares held in street name may be voted in person by you only if you obtain a signed proxy from the record holder (i.e., your broker, bank or other nominee) giving you the right to vote the shares.

Q:	Can I change my vote?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the annual meeting. You may accomplish this be entering a new vote or by granting a new proxy card or new voting instruction card bearing a later date (which automatically revokes the earlier proxy instructions) or by attending the annual meeting and voting in person. Attendance at the annual meeting will not cause your previously granted proxy to be revoked unless you specifically so request. There will be no double counting of votes.

Q:	Can I revoke my proxy?

A:	Yes. A shareholder may revoke his/her proxy at any time prior to its exercise by notice in writing to the Secretary of the Company, delivered at the Company’s address above, indicating that his/her proxy is revoked, by submitting another proxy with a later date, or by attending the annual meeting and voting in person. Please note, however, that if a shareholder’s shares are held of record by a broker, bank or other nominee and that shareholder wishes to vote at the annual meeting, the shareholder must bring a letter from the broker, bank or other nominee confirming that shareholder’s beneficial ownership of shares.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards to ensure that all your shares are voted.

ABOUT VOTING PROCEDURE AT THE MEETING

Q:	How many votes do you need to hold the annual meeting?

A:	Shares are counted as present at the annual meeting if the holder of those shares either is present and votes in person at the annual meeting or has properly submitted a proxy card.

To conduct business at the annual meeting, two or more shareholders must be present, in person or by proxy, representing more than 33 1/3%, or 8,644,005, of the 25,932,013 ordinary shares outstanding as of the Record Date, i.e., a quorum.

Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will counted for the purpose of determining whether a quorum exists. “Broker non-votes” are shares that are held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

If a quorum is not present, the annual meeting will be adjourned until a quorum is obtained.

Q:	How will votes be counted?

A:	Proposals 1 (ratification of our auditors), 2 (election of directors) and Proposal 5 (increase in the number of ordinary shares reserved for issuance under the 2000 Stock Option Plan) require the affirmative vote of a majority (i.e., more than 50%) of the ordinary shares of the Company voted in person or by proxy at the annual meeting on the matter presented for passage.

Proposals 3 (renewal and continuation of the Company’s directors and officers liability insurance) and Proposal 4 (the amendment of our Amended and Restated Articles of Association) require, in addition to the affirmative vote of the majority as set forth above, that either (a) the votes in favor of this resolution include at least one third of the votes of participating shareholders (not counting abstaining votes) who do not have a Personal Interest, as such term is defined in the Israeli Companies Law, 1999 (the “Companies Law”) in the approval of the resolution; or (b) the aggregate votes of the opposing shareholders who do not have a Personal Interest represent less than 1% of the Company’s outstanding share capital.

Abstentions and broker non-votes are each included for purposes of determining the presence or absence of a sufficient number of shares to constitute a quorum for the transaction of business. On all matters considered at the annual meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

Q:	Is my vote confidential?

A:	Yes. Only the inspector of elections and certain employees of NUR will have access to your proxy card. They will tabulate and certify the vote. Any comments written on the proxy card will remain confidential unless you ask that your name be disclosed.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the annual meeting?

A:	We plan to announce preliminary voting results at the annual meeting and will publish the final results in a Form 6-K filed with the SEC within few days following the annual meeting. You can obtain a copy of the Form 6-K by any of the following means:

—	reviewing our SEC filings under the heading SEC filings within the Investor Relations section of our website at www.nur.com;

—	reviewing our SEC filings through the SEC's EDGAR filing system at www.sec.gov;

—	contacting our Secretary at +972-8-9145526; or

—	contacting the SEC at (800) SEC-0330 for the location of the nearest public reference room.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of the Company’s ordinary shares as of June 30, 2004, by each person known by the Company to be the beneficial owner of more than 5% of the outstanding ordinary shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of the Company’s knowledge and has been furnished by the beneficial owner.

	Ordinary shares Beneficially Owned (1)	Percentage of ordinary shares Beneficially Owned

Dan Purjes(2)	7,820,851	29.5%
The Investment Corp. of United Mizrahi Bank Ltd.	2,945,833	11.1%
Myles Wittenstein(3)	1,994,491	7.6%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 30, 2004 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 25,871,473 ordinary shares outstanding as of June 30, 2004.

(2)	According to Amendment No. 5 to Schedule 13-D filed by Mr. Purjes with the Securities and Exchange Commission on May 16, 2004, Mr. Purjes beneficially owned 7,820,851 ordinary shares of the Company, or 29.5% percent of the Company’s ordinary shares, as of June 30, 2004.

(3)	According to Schedule 13-G filed by Mr. Wittenstein with the Securities and Exchange Commission on May 19, 2004, Mr. Wittenstein beneficially owned 1,994,491 ordinary shares of the Company, or 7.6% percent of the Company’s ordinary shares, as of June 30, 2004.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

REAPPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

        Shareholders will be asked to approve the appointment of Kost Forer Gabbay & Kassierer, a member of Ernst & Young Global, and their affiliates, as our independent auditors for the year ending December 31, 2004 and to authorize the Audit Committee to approve the remuneration of the auditors in accordance with the volume and nature of their services. Kost Forer Gabbay & Kassierer were our auditors for the year ended December 31, 2003.

Audit Committee Pre-Approval Policies and Procedures

        Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kassierer, a Member of Ernst & Young Global, and their affiliates. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service and Tax Services that may be performed by our auditors.

        The following table sets forth the total remuneration that was paid by the Company and its subsidiaries to Ernst & Young in each of our previous two fiscal years:

Payments due by periods (in thousands of U.S. dollars)
	2002	2003

Audit fees[1]	390	360
Audit-related fees[2]	50	120
Tax fees[3]	150	120
All other fees[4]	50	40

Total	640	640

        At the annual meeting, the Board will propose that the following resolution be adopted:

        “RESOLVED, that the accounting firm of Kost Forer Gabbay & Kassierer (a member of Ernst & Young Global), be, and they hereby are, reappointed as independent public accountants of the Company for the fiscal year ended December 31, 2004, and until the next Annual Meeting of Shareholders, and that the Board, with the approval of the Audit Committee, be, and it hereby is, authorized to determine the compensation of said independent public accountants, considering the volume and nature of their services.”

[1]	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements.

[2]	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including:

—	attest services that are not required by statute or regulation;
—	accounting consultation and audits in connection with mergers;
—	acquisitions and divestitures; employee benefit plans audits; and
—	consultation concerning financial accounting and reporting standards.

[3]	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

[4]	All other fees relate to services that were mainly focused on advisory services pertaining to approved enterprise issues, transfer prices, etc.

        The Board recommends that the shareholders vote “FOR” ratification of the selection of Kost Forer Gabbay & Kassierer as the independent public accountants of the Company for the fiscal year ending December 31, 2004 and until the next Annual Meeting of Shareholders.

PROPOSAL 2

ELECTION OF DIRECTORS

        At the annual meeting, the shareholders will elect Directors to serve on the Board. Our Amended and Restated Articles of Association provide for a Board consisting of no less than four and no more than twelve members, as may be determined from time to time at a general meeting of our shareholders. The Board is currently composed of the following six Directors: Dan Purjes, Robert F. Hussey, Oded Akselrod, Ilan Ben Gigi, Lauri A. Hanover and Koby Shtaierman. Dan Purjes, Robert F. Hussey, and Oded Akselrod are standing for reelection. Lauri A. Hanover and Koby Shtaierman are currently serving as our External Directors (as defined by the Companies Law) and their initial three-year term will end on November 18, 2006. Ilan Ben Gigi who served as Director of the Company since March 2003 is not standing for reelection this year and the shareholders are not requested to elect a replacement for him at the annual meeting.

        The persons named in the proxy intend to vote for the election of the nominees named below, each to hold office until the next annual meeting and until their respective successors are duly elected and qualified, unless any office is vacated earlier under any relevant provisions of the Company’s Amended and Restated Articles of Association. The Company is unaware of any reason why any of the nominees, if elected, should be unable to serve as a member of the Board. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares represented thereby “FOR” the election of other nominees proposed by the Board. All nominees listed below have advised the Board that they intend to serve as members of the Board if elected.

        The following information is supplied with respect to each person nominated and recommended to be elected by our Board and is based upon our records and information furnished to the Board by the nominees.

        The nominees for Directors are:

Name	Age	Position with the Company

Dan Purjes(1)	54	Chairman of the Board of Directors
Robert F. Hussey(1)(2)	55	Director
Oded Akselrod	58	Director

(1) Member of the Company’s Stock Option & Compensation Committee. (2) Member of the Company’s Audit Committee.

        Dan Purjes has served as the Chairman of the Board of the Company since April 1997. Mr. Purjes is the Chairman and Chief Executive Officer of Rockwood Group LLC, a merchant and investment banking firm headquartered in New York City. Previously, Mr. Purjes was the Chairman and Chief Executive Officer of Josephthal Group, Inc., the parent company of Josephthal & Co. Inc., an investment banking and brokerage firm that was acquired in 2001 by the predecessor to Oppenheimer and Company. Mr. Purjes was also the Chairman and Chief Executive Officer of FAS Holdings, Inc., the parent company of First Allied Securities, Inc., a retail brokerage firm with over 200 branch offices in the U.S., which was acquired in July 2002 by Wells Fargo & Company. Prior to joining Josephthal in 1985, Mr. Purjes was a Vice President with a number of securities firms, including Bear Stearns & Co. and L.F. Rothschild Unterberg Towbin, in their corporate finance and brokerage sales divisions. He began his Wall Street career at Morgan Stanley & Co. in 1978 as a director of their computer systems department. Prior to that, Mr. Purjes was a manager at Citibank and at Philip Morris International in their computer systems areas. Mr. Purjes earned B.S. and M.S. degrees in Computer Science from the City College of New York School of Engineering.

        Robert F. Hussey has served as a Director of the Company since September 1997. Mr. Hussey is a private investor. From June 1991 to April 1997, Mr. Hussey served as the President and Chief Executive Officer of Metrovision of North America. Prior thereto, from 1984 to 1991, Mr. Hussey served as the President, Chief Executive Officer and Director of POP Radio Corp., a company which he helped form. From 1979 to 1984, Mr. Hussey served as the Vice President/Management Supervisor for Grey Advertising, Inc. Mr. Hussey is also a director of Digital Lightwave, Inc., New World Power Corp., Digital Data Networks, Corp. and Axcess Inc., which are all publicly held companies. Mr. Hussey holds a B.S. degree in Finance from Georgetown University and an M.B.A. degree in International Finance from George Washington University.

        Oded Akselrod has served as a Director of the Company since February 2002. Mr. Akselrod is the General Manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of General Manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as General Manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including member of the management team of Bank Leumi, Deputy Head of the International Division, head of the Commercial Lending Department of the Banking Division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and Head of International Lending Division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an M.B.A. degree from Tel Aviv University. Mr. Akselrod is also a director of Moffet Technology Fund Israel Ltd., Marthon Venture Capital Fund Ltd. both publicly held companies.

        The following information is supplied with respect to our External Directors (whose terms expire on November 18, 2006) and is based upon our records and information furnished to the Board by the nominees. The External Directors are:

        Lauri Hanover has served as an External Director of NUR since November 2003. Ms. Hanover is the Chief Financial Officer of Lumenis Ltd. since August 2004. From 2000 to 2004 Ms. Hanover served as Corporate Vice President and Chief Financial Officer of NICE Systems Ltd. She previously served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V., from 1997 to 2000.  From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd. and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria).  Ms. Hanover holds a Bachelor’s degree in finance from the Wharton School of Business and a Bachelor-of-Arts degree from the College of Arts and Sciences, both of the University of Pennsylvania.  Ms. Hanover also holds a Master’s degree in business administration from New York University.  Ms. Hanover has served on the Board of Directors of Nova Measuring Instruments Ltd. since 2000. Ms. Hanover qualifies as an External Director according to the Companies Law, 1999.

        Koby Shtaierman has served as an External Director of NUR since November 2003. Mr. Shtaierman currently serves as Vice President Marketing and Sales of Advanced Vision Technology Ltd. From 1996 to 1998, Mr. Shtaierman served as Vice President of Corporate Marketing for Tecnomatix Technologies Ltd. From 1985-1995, Mr. Shtaierman served as Marketing Director of the Input System Division of Scitex Corporation. Prior thereto Mr. Shtaierman held various positions at Israel Aircraft Industries. Mr. Shtaierman holds a B.Sc. and M.Sc. degrees in Electronics and Computer Engineering from the Technion, Haifa. Mr. Shtaierman qualifies as an External Director according to the Companies Law, 1999.

        The Board recommends that the shareholders vote “FOR” all of the nominees to the Board.

Terms of Directors

        The Directors (other than the External Directors) are elected annually at the Company’s Annual Meeting of Shareholders and remain in office until the next Annual Meeting, unless a Director has previously resigned, vacated his/her office, or was removed in accordance with the Company’s Amended and Restated Articles of Association. In addition, the Board may elect additional Directors to the Board. Pursuant to the Companies Law, the two External Directors of the Board serve for a period of three (3) years unless their office is vacated earlier in accordance with the Company’s then current articles of association and the Companies Law.

Alternate Directors

        The Company’s Amended and Restated Articles of Association provide that, subject to the Board’s approval, a Director may appoint, by written notice to the Company, any individual (subject to Article 37.4 of the Company’s Amended and Restated Articles of Association) to serve as an alternate Director. Any alternate Director shall have all of the rights and obligations of the Director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her expressly provides otherwise). The alternate Director may not act at any meeting at which the Director appointing him or her is present. Unless the appointing Director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing Director’s term. Currently, there are no alternate Directors. To our knowledge, no Director currently intends to appoint any other person as an alternate Director, except if the Director is unable to attend a meeting of the Board.

External Directors

        The Companies Law provides that a person may not be appointed as an External Director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as an External Director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term “affiliation” under the Companies Law includes (1) an employment relationship, (2) a business or professional relationship maintained on a regular basis, (3) control and (4) service as an officer holder. The Companies Law further provides that if, at the time the External Directors are appointed, a company’s board of directors is comprised solely of members of the same gender, then at least one of the External Directors must be of a different gender than the other directors.

        No person may serve as an External Director if the person position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an External Director. Until the lapse of two years from termination of office, a company may not engage an External Director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

        External Directors are to be elected by a majority vote at a shareholders’ meeting, provided that either (i) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election or (ii) the total number of shares voted against the election of the External Director does not exceed one percent of the aggregate voting rights in the company.

        The initial term of an External Director is for three years and may be extended for an additional three years. Each External Director is required to serve on the company’s audit committee. Each other committee of a company’s board of directors is required to include at least one External Director. Lauri A. Hanover and Koby Shtaierman are currently serving as our External Directors and their initial three-year term will end on November 18, 2006.

Committees of the Board

        The Company’s Amended and Restated Articles of Association provide that the Board may delegate certain of its powers to committees of the Board, as it deems appropriate, subject to the provisions of the Companies Law.

Audit Committee

        Our Audit Committee, which was established in accordance with Section 114 of the Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our Board in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the Board ways to correct such defects, approving related-party transactions as required by the Companies Law and our Amended and Restated Articles of Association, and such other duties as may be directed by our Board.

        Our Audit Committee consists of three Board members who satisfy the “independence” requirements of the Securities and Exchange Commission, Nasdaq and Israeli Law for audit committee members. The Audit Committee currently consists of Robert F. Hussey and the External Directors. The Audit Committee meets at least once each quarter. Ms. Lauri A. Hanover is our Audit Committee’s financial expert, as defined in Item 401 of Regulation S-K.

        The Companies Law (1) requires disclosure by an “Office Holder” (as defined below) to the Company in the event that an Office Holder has a direct or indirect personal interest in a transaction to which the Company intends to be a party and (2) codifies the duty of care and fiduciary duties, which an Office Holder has to the Company. An “Office Holder” is defined in the Companies Law as a director, general manager, chief business manager, vice general manager, other manager directly subordinated to the general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. Office Holders (including Directors) who have a personal interest in a matter which is considered at a meeting of the Board or the Audit Committee may not be present at such meeting, may not participate in the discussion, and may not vote on any such matter, except that such Office Holders may consent in writing to resolutions adopted by the Board and/or the Audit Committee by unanimous consent.

        Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two External Directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted. Under the terms of our Amended and Restated Articles of Association, approval by the Audit Committee and the Board is required for (1) proposed transactions to which the Company intends to be a party in which an Office Holder has a direct or indirect personal interest, (2) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to the Company, (3) arrangements with Directors as to the terms of office or compensation, and (4) indemnification of Office Holders. Arrangements with Directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not Directors require approval of the Board. In certain circumstances, the matters referred to in (1), (2), (3) and (4) may also require shareholder approval.

        In addition to the applicable provisions of the Companies Law, the Audit Committee operates under the terms of a written charter adopted by it, the adequacy of which it reviews and reassesses on an annual basis. The Audit Committee has reviewed and discussed the Consolidated Financial Statements for the year ended December 31, 2003 with management of the Company.

Stock Option Committees

        Under the Companies Law the Board may not delegate its powers to a committee of the Board, among others, with regard to allotting shares or securities convertible into shares of the Company or realizable as shares of the Company. In March 1998, the Company established the Stock Option & Compensation Committee. The Stock Option & Compensation Committee is charged with administering and overseeing the distribution of stock options under the approved stock option plan of the Company the 2000 Stock Option Plan. The Stock Option & Compensation Committee may recommend the Board to approve the grant of options under the approved stock option plan, but the final approval of the grant is subject to an affirmative resolution of the Board. The Stock Option & Compensation Committee is presently composed of three members: Dan Purjes, Robert F. Hussey and Lauri A. Hanover. In July 1999, the Board established the Non-Employee Stock Option Committee (the “NESOC”), to administer the 1998 Stock Option Plan for Non-Employee Directors, subject to the provisions of the Companies Law. The NESOC is presently composed of two members: Dan Purjes and Oded Akselrod.

PROPOSAL 3

APPROVAL OF DIRECTORS AND OFFICERS LIABILITY INSURANCE

        The Board recommends that the shareholders approve the decision to renew and continue to maintain each year directors and officers liability insurance covering potential liability of senior officers and directors of the Company, as permitted under the Companies Law, with the fundamental terms described herein. The directors and officers insurance policy for the period ending on May 14, 2005 covers potential liabilities of up to $5.0 million, and the associated premium costs to the Company is currently $92,000 per annum. To date, no claims for directors and officers’ liability insurance have been filed under this policy.

        The policy provides coverage to the Company’s directors and senior officers for claims made (including defense costs) and judgments rendered against such insured persons arising from acts connected to their service as directors or officers of the Company, and also contains standard exclusions. The policy also covers security claims made by shareholders in respect of alleged wrongful acts of the Company.

        Mr. Dan Purjes, who is serving as a Director and the Chairman of the Board is one of the beneficiaries of the proposed liability insurance. Under the Companies Law, Mr. Purjes may be deemed as having “control” over the Company, and therefore, pursuant to the Companies Law, approval of this resolution requires, in addition to the affirmative vote of the majority of the shares voted at the annual meeting, that either: (1) the votes in favor of this resolution include at least one third of the votes of participating shareholders (not counting abstaining votes) who do not have a Personal Interest (as defined in the Companies Law) in the approval of the resolution; or (2) the aggregate votes of the opposing shareholders, who do not have such Personal Interest, represent less than 1% of the Company’s outstanding share capital. Pursuant to the Companies Law, a “Personal Interest” is deemed as a personal interest in the engagement contemplated by this resolution, including the interest of certain family relatives and of corporations affiliated to any person having such interest.

        Each shareholder participating in the vote on this resolution is required, as a condition to having his/her vote counted, to indicate on this proxy if he/she has a “Personal Interest” in the approval of this resolution. Each shareholder should seek legal counsel as to whether such shareholder has a “Personal Interest” for the purpose herein.

        At the annual meeting, the Board will propose that the following resolution be adopted:

        “RESOLVED, that the Company will (i) continue to maintain directors and officers liability insurance, with the coverage amount of $5 million for the period beginning May 15, 2004 and ending May 14, 2005, and (ii) continue thereafter on a year-to-year basis to obtain directors and officers liability insurance with a coverage amount of up to $15 million, provided, that with respect to both (i) and (ii) above the liability insurance will insure all directors and officers as may be serving from time to time, including directors and officers whose service has terminated for any reason, against any insurable event deriving from or connected to their service as directors or officers of the Company at any time during their service in the Company, and such liability insurances will be subject to applicable law.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the proposal.

        The Board recommends that the shareholders vote “FOR” the renewal and continuation of the Company’s directors and officers liability insurance.

PROPOSAL 4

APPROVAL FOR AMENDING THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION

        The Company believes that in order to attract and retain dedicated individuals as directors, it must provide for appropriate exculpation and indemnification arrangements in compliance with, and subject to the limitations under, U.S. and Israeli law.

Summary of Exculpation and Indemnification under the Companies Law

        Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder. However, a company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for a breach of the duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our Amended and Restated Articles of Association do not currently include such a provision. The Board recommends that the shareholders approve the decision to amend the Amended and Restated Articles of Association of the Company to include such a provision.

        An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our Amended and Restated Articles of Association contain such an authorization. An undertaking by an Israeli company to indemnify an office holder must be limited to foreseeable liabilities and reasonable amounts determined by the board of directors. A company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

—	a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by a court; and

—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

        At the annual shareholders meeting held on February 12, 2002, NUR’s shareholders authorized it to enter into indemnification agreements with each of its current and future Directors. The shareholders of NUR further authorized certain amendments to the indemnification agreements at the annual shareholders meeting held on November 18, 2003. The indemnification agreements, as amended, limit the indemnification of our current and future Directors to certain categories of events and to the maximum amount equal to fifty percent (50%) of the net equity of NUR or to one time annual revenue of NUR in the year prior to the date of the claim (the higher amount of the two) with regard to judgment liability, and $3.0 million with regard to litigation expenses.

        An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

—	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach of the duty of care to the company or to a third party; and

—	a financial liability imposed on the office holder in favor of a third party.

        An Israeli company may not indemnify, insure or exculpate an office holder against any of the following:

—	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach of the duty of care committed intentionally or recklessly;

—	an act or omission committed with intent to derive illegal personal benefit; or

—	a fine levied against the office holder.

        Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our Audit Committee and our Board and, in respect of our directors, by our shareholders.

        As noted above in the description of Proposal 3, Mr. Dan Purjes, who is serving as a Director and the Chairman of the Board is one of the beneficiaries of the proposed exculpation provision. Under the Companies Law, Mr. Purjes may be deemed as having “control” over the Company, and therefore, pursuant to the Companies Law, approval of this resolution requires, in addition to the affirmative vote of the majority of the shares voted at the annual meeting, that either: (1) the votes in favor of this resolution include at least one third of the votes of participating shareholders (not counting abstaining votes) who do not have a Personal Interest (as such term is defined in the Companies Law) in the approval of the resolution; or (2) the aggregate votes of the opposing shareholders, who do not have such Personal Interest, represent less than 1% of the Company’s outstanding share capital.

        Each shareholder participating in the vote on this resolution is required, as a condition to having his/her vote counted, to indicate on this proxy if he/she has a “Personal Interest” in the approval of this resolution. Each shareholder should seek legal counsel as to whether such shareholder has a “Personal Interest” for the purpose herein.

        At the annual meeting the Board will propose that the following resolution be adopted:

        “RESOLVED, to add Article 61A to the Company’s Amended and Restated Articles of Association immediately after Article 61, as follows:

61A.	Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Board may resolve in advance to exempt an officer from all or part of such officer’s responsibility or liability for damages caused to the Company due to any breach of such officer’s duty of care towards the Company.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the proposal.

        The Board recommends that the shareholders vote “FOR” the amendment of our Amended and Restated Articles of Association.

PROPOSAL 5

INCREASE IN THE NUMBER OF ORDINARY SHARES AUTHORIZED FOR ISSUANCE
UNDER THE COMPANY’S 2000 STOCK OPTION PLAN

        In 2000 the shareholders of the Company adopted the 2000 Stock Option Plan. The 2000 Stock Option Plan provides for the granting of service and non-employee options to officers, employees and consultants to the Company on the basis of past or future services. For a description of the 2000 Stock Option Plan, please see Exhibit B to this Proxy Statement. Options to purchase an aggregate of 2,000,000 ordinary shares were originally available for grant under the 2000 Stock Option Plan. In November 2003, the shareholders of the Company approved the amendment of the 2000 Stock Option Plan by increasing the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan by 497,590, from 2,000,000 ordinary shares to 2,497,590 ordinary shares.

        The Board recommends that shareholders approve the proposed increase of the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan in the aggregate amount of 500,000 ordinary shares, from 2,497,590 ordinary shares to 2,997,590 ordinary shares. The Board considers the increase in ordinary shares necessary to meet the Company’s current needs. The Board further believes that the 2000 Stock Option Plan is an integral part of the Company’s benefits program that is intended to provide employees with an incentive to exert maximum effort for the success of the Company and to participate in that success through the acquisition of the Company’s ordinary shares. In addition, the 2000 Stock Option Plan plays an important part in employee retention, which is essential for the Company to remain competitive.

        At the annual meeting, the Board will propose that the following ordinary resolution be adopted:

        “RESOLVED, that an amendment of the 2000 Stock Option Plan providing for a 500,000 share increase in the ordinary shares authorized for issuance under the 2000 Plan, to an aggregate of 2,997,590 ordinary shares under the 2000 Stock Option Plan, be, and hereby is, adopted.”

        Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby “for” the proposal.

        The Board recommends that the shareholders vote “FOR” the adoption of the resolution to increase the number of ordinary shares reserved for issuance under the 2000 Stock Option Plan by an additional 500,000 ordinary shares.

PROPOSALS OF SHAREHOLDERS

        Any shareholder of the Company who intends to present a proposal at the annual meeting must satisfy the requirements of the Companies Law in order to have a proposal presented at the 2004 annual meeting. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board include a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

        With respect to the Company’s annual meeting of shareholders to be held in 2005, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company’s proxy statement, the Company will not include such proposal in the agenda for the 2005 annual meeting of shareholders.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        For the year ended December 31, 2003, the aggregate compensation paid by the Company to the Directors and executive officers of the Company (a total of 10 persons, including 2 directors who left the Board during 2003) amounted to approximately $0.198 million. Each Non-Executive Director is entitled to receive an annual fee of $8,000, an additional $500 participation fee for participation in each meeting of the Board, and an additional $250 participation fee for the participation in a meeting of a committee of the Board. The Chairman of the Board and chairman of any committee of the Board will be entitled to an additional annual fee of $5,000.

        Under the 1998 Stock Option Plan for Non-Employee Directors (the “1998 Plan”), each of Messrs. Robert F. Hussey and Dan Purjes, who are Directors of the Company, were granted on October 26, 1998, August 1, 1999, August 1, 2000 and August 1, 2001, respectively, options to purchase 10,000 ordinary shares of the Company. Mr. Hussey has been granted an additional 10,000 options under the 1998 Plan on August 1, 2002, 2003 and on August 1, 2004. Ilan Ben Gigi, a Director of the Company as of March 11, 2003, was granted 4,167 options under the 1998 Plan on March 11, 2003. Each of Lauri A. Hanover and Koby Shtaierman, who are External Directors of the Company, were granted on November 18, 2003 options to purchase 6,667 ordinary shares of the Company. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of the ordinary shares at the date of grant.

        Pursuant to a Terms of Service agreement with Mr. Dan Purjes effective as of January 1, 2002, Mr. Purjes, in his capacity as Chairman of the Board, receives an annual fee of $125,000 to be due and paid in ordinary shares to Rockwood Group Inc., a company wholly owned by Mr. Dan Purjes, or to its assignees, Dan Purjes and/or Edna Purjes. The fee is paid quarterly, at the end of each quarter, by way of issuing ordinary shares valued at $31,250. This annual fee is in lieu of any and all payments, which are due to Mr. Purjes in his capacity as a Director, Chairman of the Board, and a member of any committee of the Board, including the right to receive options to purchase ordinary shares in accordance with the Company’s 1998 Share Option Plan for Non-Employee Directors.

AUDIT COMMITTEE REPORT

        The Audit Committee is comprised solely of independent directors, as defined in the Nasdaq Marketplace Rules, and operates under a written charter, a copy of which is attached to this proxy statement as Exhibit C. In March 2004, the Audit Committee approved changes to its charter to satisfy the requirements of the Sarbanes-Oxley Act of 2002.

        The primary focus of the Audit Committee is to assist the Board in its general oversight of the Company’s financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent auditors are responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are “independent” under applicable rules.

        In this context, the Audit Committee has met and held discussions with management, the Company’s internal auditor and the independent auditors. Management represented to the Audit Committee that the audited financial statements of the Company included in the Company’s Annual Report to Shareholders for the year ended December 31, 2003, were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management, the internal auditor and the independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees.” The Audit Committee’s discussions with the internal and independent auditors were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company’s internal controls and the overall quality of the Company’s financial reporting.

        In addition, the Audit Committee has discussed with the independent auditors the auditors’ independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and approved the fees for audit, audit-related and nonaudit services provided by the independent auditors, and evaluated the types of nonaudit services performed, including whether or not those services were compatible with the independent auditor’s independence.

        Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission. The Audit Committee has recommended (which recommendation was adopted by the Board) the selection of the Company’s independent auditors, subject to shareholder approval.

        Submitted by the Audit Committee of the Company’s Board of Directors:

Robert F. Hussey,
Lauri A. Hanover
KobyShtaierman

REPORT OF THE BOARD OF DIRECTORS

        At the annual meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the year ended December 31, 2003.

OTHER BUSINESS

        The Board is not aware of any other matters that may be presented at the annual meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the annual meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION.

        The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about September 29, 2004. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expense incurred by them in connection therewith.

ADDITIONAL INFORMATION

        Copies of the Company’s 2003 Annual Report on Form 20-F are being mailed to shareholders simultaneously with this Proxy Statement. The Company’s 2003 Annual Report, financial statements and financial information appearing in such Annual Report are not part of the proxy solicitation materials. Shareholders may obtain a copy of this report without charge at www.nur.com.

By Order of the Board of Directors, Dan Purjes Chairman of the Board of Directors

Lod, Israel
Date: September 22, 2004

Exhibit A

Annual Report

Exhibit B

Description of the 2000 Stock Option Plan

        In 2000, NUR adopted the 2000 Stock Option Plan to provide for grants of service and non-employee options to purchase ordinary shares to officers, employees, directors and consultants of NUR. The Company’s 2000 Stock Option Plan provides that it is to be administered by the Board or by a committee appointed by the Board. The Board has broad discretion to determine the persons entitled to receive options under the 2000 Stock Option Plan, the terms and conditions on which options are granted, and the number of ordinary shares subject thereto, up to an aggregate amount of 2,497,590 ordinary shares. Subject to approval of shareholders at the annual meeting, the number of ordinary shares subject to the plan shall be 2,997,590.

        The exercise price of the option shares under the 2000 Stock Option Plan is determined by the Board; provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the Stock Value (as defined below) at the time of the grant of such options (the “Date of Grant”). The “Stock Value” at any time is equal to the then current Fair Market Value (as defined below) of the Company’s ordinary shares. For purposes of the 2000 Stock Option Plan, the “Fair Market Value” means, as of any date, the last reported sale price, on such date, of the ordinary shares on such principal securities exchange of the most recent prior date on which a sale of the ordinary shares took place.

        The Board determines the term of each option granted under the 2000 Stock Option Plan; provided, however, that the term of an option shall not be for more than ten (10) years. Upon termination of employment, all unvested options lapse. All options granted vest over a three to four-year period at the discretion of the Board. One-third of such options vest after the first or second anniversary of the Date of Grant, one-third after the second or third anniversary, and the final third after the third or fourth anniversary of the Date of Grant. Notwithstanding the foregoing, the Board may determine different vesting scheduled for consultant options in special circumstances.

        The options granted are subject to restrictions on transfer, sale, or hypothecation. Options and ordinary shares issuable upon the exercise of options granted to Israeli employees of NUR are held in a trust for a minimum period of up to three years and until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

Exhibit C

Charter of the Audit Committee

NUR Macroprinters Ltd. – Charter of the Audit Committee

A.    Purpose

The purpose of the Audit Committee (the “Committee”) shall be as follows:

1.	To oversee the accounting and financial reporting processes of NUR Macroprinters Ltd. (the “Company”) and audits of the financial statements of the Company.

2.	To assist the Board of Directors of the Company (the “Board”) with respect to its oversight of the independent auditor’s qualifications and independence.

3.	To assist the Board with respect to the oversight of the performance of the Company’s internal and independent auditors.

4.	To assist the Board with respect to its oversight of:

4.1.	The integrity of the financial statements of the Company; and

4.2.	The compliance by the Company with legal and regulatory requirements;

5	To prepare the report required by the Securities Exchange Act of 1934, as amended, to the extent the Company elects to include it in the Company’s annual proxy statement.

B.    Composition

The Committee shall consist of three or more members of the Board, each of whom is determined by the Board to be “independent” under the rules of The Nasdaq Stock Market, Inc. and the Sarbanes-Oxley Act of 2002, as each may be amended from time to time.

C.    Qualifications

All members of the Audit Committee shall be able to read and understand fundamental financial statements, including the balance sheet, income statement and cash flow statement. At least one member of the Audit Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a chief executive or financial officer or other senior officer with financial oversight experience and shall meet the requirements of a “Financial Expert” as defined in Section 407 of the Sarbanes-Oxley Act.

D.    Compensation

No member of the Committee shall receive compensation other than director’s fees for service as a director of the Company, including reasonable compensation for serving on the Board and the Committee and regular benefits other directors receive in connection with their service on the Board.

E.    Appointment and Removal

The members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The members of the Committee may be removed, with or with out cause, by a majority vote of the Board.

F.    Chairman

Unless a chairman is elected by the full Board, the members of the Committee shall designate a Chairman by the majority vote of the full Committee membership. The Chairman will chair all regular sessions of the Committee and set the agendas for the Committee meetings.

G.    Meetings

The Committee shall meet as frequently as circumstances dictate. As part of its goal to foster open communication, the Committee shall periodically meet separately with each of the Chief Executive Officer, the Chief Financial Officer, the Internal Auditor and the independent auditors of the Company to discuss any matters that the Committee (or any of the above mentioned) believe would be appropriate to discuss privately. In addition, the Committee should meet with the independent auditors and management periodically to review the Company’s financial statements in a manner consistent with that outlined in this Charter. The Chairman of the Committee or any member of the Committee may call meetings of the Committee. All meetings of the Committee may be held telephonically.

All non-management directors who are not members of the Committee may attend meetings of the Committee, but may not vote. In addition, the Committee may invite to its meetings any director, member of management of the Company, and such other persons, as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

H.    Duties and Responsibilities

The Committee shall carry out the duties and responsibilities set forth below. These functions should serve as a guide with the understanding that the Committee may determine to carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Committee may perform any functions it deems appropriate under applicable law, rules or regulations, the Company’s Amended and Restated Articles of Association, and the resolutions or other directives of the Board, including review of any certification required in accordance with applicable law or regulations of the SEC.

In discharging its oversight role, the Committee is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate. In this and other regards, the Committee shall have the authority, without seeking Board approval, to retain special legal, accounting or other consultants to advise the Committee and approve the compensation of and directly oversee such outside counsel and other consultants.

The Committee shall be given full access to the Company’s internal auditor, Board, corporate executives, and independent accountants as necessary to carry out these responsibilities.

Notwithstanding the foregoing, the Committee is not responsible for certifying the Company’s financial statements or guaranteeing the auditor’s report. The fundamental responsibility for the Company’s financial statements and disclosures rests with management and the independent auditors. It is also the job of the CEO and senior management rather than that of the Committee to assess and manage the Company’s exposure to risk.

Documents and Reports:

1.	Discuss with management and the independent auditor prior to public dissemination the Company’s annual audited financial statements and quarterly reviewed financial statements, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and discuss with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61 relating to the conduct of the audit. The Committee shall document that such discussion has taken place noting the date, participants and place of the discussion, but not the nature and scope of such discussion so that frank and open communication between the Committee and the independent auditor may occur.

2.	Discuss with management and the independent auditors prior to the Company’s filing of an annual report (a) whether any significant deficiencies in the design or operation of internal controls exists that could adversely affect the Company’s ability to record, process, summarize, and report financial data; (b) any material weaknesses in the Company’s internal controls; and (c) the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

3.	Discuss with management and the independent auditors the Company’s major financial risk exposures, the guidance and policies by which risk assessment and management is undertaken, and the steps management has undertaken to monitor and control risk exposure.

Independent Auditors:

1.	Recommend to the Board the appointment of the independent auditor to audit the financial statements of the Company and its subsidiaries for ratification by the shareholders, which firm is ultimately accountable to the Committee and the Board, as representatives of the shareholders.

2.	Review the plan for and the scope of the audit and related services at least annually.

3.	Directly oversee the work of any accounting firm engaged by the Company for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company, including the resolution of any disagreement between management and the auditor regarding financial reporting.

4.	Pre-approve the fees to be paid to the independent auditor. Pre-approve all audit, audit related and other services permitted by law or applicable SEC regulations to be performed by the independent auditor for the Company.

5.	Review, at least annually, the qualifications, performance and independence of the independent auditors. In conditioning its review and evaluation, the Committee should:

5.1.	At least annually, obtain and review a report by the Company’s independent auditors describing (i) the auditing firm’s internal quality control procedures, (ii) any material issues raised by the most recent internal control review or by any inquiry or investigation by governmental or professional authorities, and any steps taken to deal with any such issues; and (iii) to assess the auditor’s independence, all relationships between the independent auditor and the Company; and

5.2.	Ensure the rotation of the lead audit partner at least every five years, and consider whether there should be regular rotation of the audit firm itself.

6.	Review with management and the independent auditor at least annually (i) the Company’s application of critical accounting policies and its consistency from period to period, and the compatibility of these accounting policies with GAAP, and (where appropriate) the Company’s provisions for future occurrences which may have a material impact on the financial statements of the Company; (ii) all alternative treatments of financial information within GAAP that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and (iii) all other material communications between the independent auditor and management.

Financial Reporting Process:

1.	In consultation with the independent auditors and management, review the integrity of the Company’s financial reporting process, both internal and external.

2.	Review periodically the effect of regulatory and accounting changes with the independent auditors and management on the financial statements of the Company.

3.	Review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

4.	Review with the independent auditor any audit problems or difficulties encountered and management’s response thereto.

5.	Review and discuss with internal auditor the responsibilities and budget of the Company’s internal auditor.

6.	Review and discuss with management the Company’s earnings press releases (including the use of “pro forma” or “adjusted” non-GAAP information) as well as financial information and earnings guidance provided to analysts.

Legal compliance:

1.	Review periodically, with the Company’s counsel, any legal matter that could have a significant impact on the Company’s financial statements.

2.	Obtain reports from management of the Company, the Chief Financial Officer, Controller and the independent auditor that the Company’s subsidiary entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct.

3.	Advise the Board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct.

4	Prepare all reports of the Committee as required by the rules of the SEC and include such report in the Company’s annual proxy statement. Such report shall include the following:

4.1.	A discussion that the Committee has reviewed and discussed the audited financial statements with management of the Company.

4.2.	The Committee has discussed with the independent auditor the matters covered by Statement on Auditing Standards No. 61, as well as the independence of the independent auditor.

4.3.	A statement that based on the Committee’s review and discussions with management of the Company and the independent auditor the Committee has recommended to the Board that the audited financial statements of the Company be included in the Company’s Form 20-F.

4.4.	A statement that the Board has adopted a written Audit Committee Charter.

5.	The Committee will perform such other functions as assigned by law, the Company’s Amended and Restated Articles of Association or the Board.

Without limitation to the above, the Committee’s approval is required for:

5.1.	Proposed transactions to which the Company intends to be a party in which an Office Holder or Controlling Shareholder has a direct or indirect personal interest;

5.2.	All related party transactions as defined in Section 404 of Regulation S-K;

5.3.	Actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to the Company; and

5.4.	Arrangements with directors as to the terms of office or compensation.

Accounting Complaints and Procedures

1.	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters.

2.	Establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Funding

1.	Funding for the engagement of independent auditors, outside counsel and other advisors, as well as ordinary administrative expenses that are necessary and appropriate in carrying the duties of the Committee shall be provided by the Company.

I.    Limitation of the Committee’s Role

With respect to the foregoing responsibilities and processes, the Committee recognizes the Company’s financial management, as well as the Company’s independent auditors have more time, knowledge, and detailed information regarding the Company than do the members of the Committee. Consequently, in discharging its oversight responsibilities, the Committee will not provide or be deemed to provide any expertise or special assurance as to the Company’s financial statements or any professional certification as to the independent auditor’s work.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor. It is also not the duty of the Committee to conduct investigations except with respect to the establishment of procedures (which may include investigations) related to accounting complaints and procedures or to assure compliance with laws and regulations and the Company’s internal policies.

Date approved by the Audit Committee

March 30, 2004